
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

July 8, 2011

<u>Via E-mail</u>
Stephen J. Chesnut
Senior Vice President, Finance and Risk Management
Overstock.com, Inc.
6350 South 3000 East
Salt Lake City, UT 84121

      Re: Overstock.com, Inc.
                Form 10-Q for the Quarterly Period Ended September 30, 2010
                Filed October 29, 2010
                File No. 000-49799

Dear Mr. Chesnut:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Andrew D. Mew

                Andrew D. Mew
                Accounting Branch Chief